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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         PANCHO'S MEXICAN BUFFET, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   698304201
                               ------------------
                                 (CUSIP Number)


                                 KEVIN C. KING
                                 P.O. BOX 79099
                             HOUSTON, TX 77029-9099
                                 (713) 465-5100
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               DECEMBER 14, 2000
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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CUSIP NO. 698304201                                        Page 2 of 5 Pages
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(1)      Names of reporting persons:   KEVIN C. KING

         I.R.S. Identification Nos. of above persons (entities only):

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(2)      Check the appropriate box if a member of a group (see instructions):

         (a)      [ ]

         (b)      [ ]
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(3)      SEC use only

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(4)      Source of funds (see instructions):   PF

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).  [ ]

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(6)      Citizenship or place of organization:   United States

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                            (7)      Sole voting power:   99,100
         Number of
                            ---------------------------------------------------
          shares
                            (8)      Shared voting power:   0
       beneficially
                            ---------------------------------------------------
         owned by
                            (9)      Sole dispositive power:   99,100
      each reporting
                            ---------------------------------------------------
       person with:
                            (10)     Shared dispositive power:   0

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(11)     Aggregate amount beneficially owned by each reporting person:   99,100

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(12)     Check if the aggregate amount in Row (11) excludes certain shares
         (see instructions).  [ ]

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(13)     Percent of class represented by amount in Row (11):   6.74%

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(14)     Type of reporting person (see instructions):   IN

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CUSIP NO. 698304201                                         Page 3 of 5 Pages
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                           STATEMENT FOR SCHEDULE 13D

ITEM 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock $.10 par value (the "Common Stock"), of Pancho's Mexican Buffet, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 3500 Noble Avenue, Fort Worth, Texas 76111.

ITEM 2.  Identity and Background.

                  This Statement is filed on behalf of Kevin C. King, whose address is P.O. Box 79099, Houston, Texas 77029-9099. Mr. King's principal business is as a private investor. Mr. King has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. King is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Mr. King is the beneficial owner of 99,100 shares of the Common Stock, for which he paid an aggregate $332,984.12, the source of which was personal funds.

ITEM 4.  Purpose of Transaction.

                  Mr. King purchased the shares of the Issuer described herein in order to acquire an interest in the Issuer for investment purposes. Mr. King intends to review continuously his position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. King may retain or from time to time increase his holdings or dispose of all or a portion of his holdings subject to any applicable legal and contractual restrictions on his ability to do so.

                  Based upon an evaluation of the Issuer's operations and future plans, as well as his own financial status and general economic and market conditions. Mr. King may (a) consider asking the Issuer to have one or more of his representatives appointed to the Board of Directors of the Issuer or (b) consider engaging in the solicitation of proxies to elect his nominees to the Board of Directors of the Issuer.

                  Except as set forth in this Item 4, Mr. King has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

ITEM 5.  Interest in Securities of the Issuer.

                  Aggregate Number and Percentage of Securities: Mr. King beneficially owns 99,100 shares of Common Stock, representing 6.74% of the Issuer's outstanding Common Stock.
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CUSIP NO. 698304201                                        Page 4 of 5 Pages


                  Power to Vote and Dispose: Mr. King has voting and dispositive power over all shares beneficially owned by him.

                  Transactions Within Past 60 Days: Other than the purchases set forth below, Mr. King has not engaged in any transactions with respect to the Issuer's securities in the past 60 days.

                                        PRICE PER           NUMBER OF
             DATE OF PURCHASE             SHARE              SHARES
             ----------------           ---------           ---------
             11/30/2000                   3.4375              1,000
             11/30/2000                   3.375               1,000
             12/8/2000                    3.375               1,000
             12/13/2000                   3.125               1,000
             12/14/2000                   3.0221             16,400
             12/15/2000                   3.00                4,000
             12/18/2000                   3.2712              5,900
             12/21/2000                   3.4107              7,000
             12/22/2000                   3.50                4,000


                  Certain Rights of Other Persons:  Not applicable.

                  Date Ceased to be 5% Owner:  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

ITEM 7.  Material to be Filed as Exhibits.

                  None.
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CUSIP NO. 698304201                                         Page 5 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2000.
                                          /s/ KEVIN C. KING
                                          -----------------------------------
                                          Kevin C. King